Exhibit 1

Contact:

Icahn Capital LP

Susan Gordon

(212) 702-4309

CARL C. ICAHN RELEASES OPEN LETTER TO STOCKHOLDERS
OF DELL’S DVMT TRACKING STOCK

Icahn Beneficially Owns Over 16.5 Million Shares,

or 8.3%, of Dell’s DVMT Stock;

Icahn Will Vote AGAINST Dell’s Proposed DVMT Merger

New York, New York, October 15, 2018 -- Today, Carl C. Icahn released the following open letter to stockholders of Dell Technologies Inc.’s DVMT Tracking Stock.

______________________________________

October 15, 2018

Fellow DVMT Stockholders:

Over the decades I’ve spent much of my time searching for undervalued companies. We are very proud of our record. In fact, an investment in Icahn Enterprises depositary units made at the beginning of 2000 (when Icahn Enterprises began to fully embrace the activist strategy) has increased by approximately 1,514%, or an annualized return of 16%, through October 11, 2018 (assuming reinvestment of dividends). We have also made hundreds of billions of dollars for stockholders in companies in which we have been activist investors. However, we freely admit that many of the companies we have invested in were identified to us by stockholders who sought our assistance against mediocre management who were attempting to profit at stockholder expense. As you know, even the worst management and boards in this country are extremely difficult to dislodge.

A few months ago, several large holders of Dell Technologies Inc.’s tracking stock (“DVMT” or the “Tracker”) contacted me to express their concerns regarding, and their opposition to, Michael Dell’s and Silver Lake’s machinations and activities related to the Tracker, as well as stressing that the Tracker was, and is, deeply undervalued. (Five years ago, I vehemently fought Michael Dell who many stockholders believed was severely underpaying for the company in a going-private transaction). After researching the current situation, I quickly realized that while we have unearthed many undervalued opportunities in the past, very few companies compare to the current opportunity and the massive undervaluation of DVMT -- which exists in plain sight for all to see.

We Don’t Say This Lightly:

Over The Past Few Months We Have Acquired Beneficial Ownership Of Over 16.5 Million,
or 8.3%, DVMT Shares.

We Will Vote AGAINST,

And Will File A Proxy Statement To Solicit Your Vote AGAINST, Dell’s Proposed DVMT Merger!

The Dell Tracker currently sells for approximately $92 per share but is worth on a pure mathematical basis approximately $144 per share1. In my opinion, this massive distortion exists because (i) as a result of the 2013 going-private transaction, we believe the market does not trust Michael Dell or Silver Lake; (ii) the Tracker has basically zero governance rights and is trapped within a capital structure that has some of the worst corporate governance in America (at Dell, the Certificate of Incorporation even requires that the CEO has to agree to replace the CEO!), however, investor fear of this poor governance is overdone and we believe strong activism combined with litigation, if necessary, can mitigate the governance risks; and (iii) for the better part of the past year, Dell and Silver Lake worked to destroy the value of the Tracker by (1) raising the possibility of a Dell IPO, (2) floating the idea of a merger with VMware and (3) threatening a forced conversion of the Tracker into Dell common stock, among other tactics. These scare tactics are reminiscent of the tactics Machiavelli advised the Borgia rulers to use centuries ago.

1 Based on DVMT share price of $91.74 and VMware stock price of $141.49, as of October 11, 2018. Assumes Class V Common Stock interest in 61.1% of the 331 million VMW shares attributable to the Class V Group, per Dell Technologies Inc.’s Form S-4/A, filed with the Securities and Exchange Commission, on October 4, 2018.

The Facts

Several years ago, I believe Dell and Silver Lake realized that Dell Technologies was simply a highly-leveraged hardware company facing great secular challenges and would never enjoy the growth and success of Apple and Microsoft. Therefore, they levered up dramatically to purchase EMC Corporation (“EMC”), a better positioned hybrid hardware and software company, whose crown jewel was its 82% ownership interest in VMware, Inc. (“VMware” or “VMW”). But, to purchase EMC, Dell needed $10 billion more than its bankers could possibly arrange, and they also needed to convince EMC stockholders that Dell’s offer was worth accepting. They accomplished this by engineering the DVMT Tracker that they said would allow EMC stockholders to continue to participate in VMware’s upside.

Because a tracking stock is unusual and rarely included as merger consideration, Dell and its bankers had to convince EMC stockholders that the Tracker would efficiently “track” the economic value of VMware shares. To that end, one of Dell’s bankers at the time delivered a fairness opinion that assumed the Tracker would trade at a range of +/- 5% to VMware shares; while another banker assumed the Tracker would not trade at more than a 0-10% discount to VMware shares.2 Dell sold EMC stockholders the Tracker assuming, at most, no more than a 10% discount, yet today, Dell and some of those same bankers are now soliciting your vote to agree to exchange your DVMT shares at a 36% discount!3

It seems clear that Dell has long-planned to repurchase the Tracker at bargain basement prices. For two years, Dell management have publicly boasted about Dell’s “…opportunistic opportunities in the market to take advantage of the discount between the two securities”4 and have repurchased over 23 million DVMT shares at substantial discounts. This plan significantly benefits Michael Dell and Silver Lake, but at a huge cost to the DVMT stockholders. Why hasn’t the Dell Board been exercising its fiduciary duties owed to the DVMT stockholders, as opposed to just the controlling stockholders? Make no mistake, if the current “opportunistic” deal succeeds, 100% of the discount, approximately $11 billion, will be an economic windfall mostly attributable to Michael Dell and his Silver Lake partners. It is clear to me that Dell and Silver Lake have followed Machiavelli’s advice to the letter: It is better to be respected than loved, but better still to be feared than respected.

2 As disclosed in the EMC Definitive Proxy Statement, dated June 6, 2016.

3 Based on the value of 199 million outstanding DVMT shares, at $91.74 per share, compared to the value of 61.1% of Class V Group’s interest in 331 million VMware shares, at $141.29 per share.

4 Dell Chief Financial Officer comments made during Dell’s earnings call on March 30, 2017.

Creating the Fear

In January 2018, Dell commenced its fear campaign by telling stockholders that Dell was evaluating potential business combinations between Dell and VMware, Inc. DVMT stockholders and the market generally feared that this meant a possible reverse-merger with VMware which would result in a significant multiple contraction for the combined companies which would mean a much lower combined company stock price for the former VMware stockholders. This obviously would also result in a lower value for the DVMT stock. For good reason, these disclosures sowed fear and uncertainty that resulted in a precipitous fall in price for both VMW shares and DVMT shares. In a two-week period both stocks dropped over 25%. It is very hard to believe that Michael Dell and Silver Lake did not fully anticipate this drop and we believe this was a carefully calculated (and successful) attempt to frighten VMW and DVMT stockholders. It appears to us that VMW management and the VMW independent board members wanted no part of a merger with Dell. Instead, they agreed to dividend $9 billion to Dell to obtain some relief from, and at least postpone, a merger with Dell. Once the threat of a merger was effectively off the table, VMW and DVMT shares recovered a good part of their lost value and the discount narrowed modestly, but it continues to persist.

But, Michael Dell’s and Silver Lake’s ultimate objective was, and still is, to purchase the Tracker at a large discount and they would not be deterred. They therefore successfully struck a deal with Dell’s independent directors to exchange DVMT shares for cash and Dell stock, at a ridiculously low valuation. Instead of paying the mathematical value of $144 per share for the Tracker, they are currently offering to pay what we estimate is only $94 per share.5 Although I know and respect one of the Dell independent directors, by agreeing to this deal, I can only conclude the independent directors must have been misinformed by advisors working for Dell and Silver Lake or by Michael Dell and Silver Lake themselves. Otherwise, it is unquestionable, in my opinion, that the independent directors breached their fiduciary duties to the DVMT stockholders. How else can one explain an agreement that so obviously transfers $11 billion in value to the controlling stockholders at the expense of the minority stockholders? The one thing these independent directors did get right, however, was to condition the deal on DVMT stockholder approval. I believe the Dell independent directors must take their fiduciary duties to the DVMT stockholders seriously. Any future transactions proposed by the controlling stockholders must always be assumed to be at the expense of the DVMT stockholders and the independent directors must always demand robust protections for the DVMT stockholders. The Board’s fiduciary duty to all stockholders demands nothing less, especially after this fiasco!

5 Based on a 5.0x multiple of FY2019E “Core Dell” EBITDA of $7 billion and market prices as of October 11, 2018 for VMware, Pivotal and SecureWorks. Assumes DVMT shares exchanged for $9 billion of cash and 1.3665 subject to proration.

Dell now appears to be realizing that DVMT stockholders are uniformly and stubbornly against the proposed DVMT merger and is now moving into the next phase of its fear-mongering campaign. By using the scare tactic of disclosing that they have met with investment bankers to explore a potential IPO of Dell’s Class C common stock, Dell is effectively telling its public stockholders that if we, the DVMT stockholders, do not approve their proposed DVMT merger, they will invoke a draconian provision in their Charter and force us to convert our DVMT shares into Dell stock following a Dell IPO. Fortunately, in my opinion, their threat to “cram down” a forced IPO conversion is another empty one, if we stand together.

An Empty and Ridiculous IPO Threat

We believe that a Dell IPO would face significant challenges and trade very poorly given the possibility of the issuance of a tsunami of stock in connection with a forced conversion. I believe Dell’s IPO valuation would be severely penalized with: 1) a larger than average IPO discount for its abominable corporate governance, 2) a conglomerate discount for the myriad of partially owned assets and complex structure and 3) a large and incalculable discount for the up to $20 billion of backflowing shares that could hit the market following a forced conversion of DVMT stock. It would also be one of the most closely watched and scrutinized IPOs in history – the spotlight’s glare would be blinding! In short, we are not intimidated by Dell’s threat of a forced IPO conversion, and ultimately, we ask ourselves: “Who would ever buy Dell stock knowing that a tsunami of stock may hit the market?” And, given these chaotic dynamics and uncertainties, as well my and other DVMT stockholders strong opposition to a forced IPO conversion, can you imagine the required disclosures or the roadshow? Could you even find an investment bank willing to risk its reputation (not to mention the potential liability) with a Dell IPO under such circumstances?

Even in the almost impossible event that Dell overcomes these massive execution challenges of the IPO “cram down,” we believe applicable law will suffocate Dell’s ability to achieve the draconian outcome they so desire. The Delaware courts are clear that controlling stockholder transactions must be reviewed under the stringent entire fairness standard, not business judgment, unless certain procedural safeguards are satisfied. If Dell invokes the forced IPO conversion, we believe the Board must treat such a transaction as a conflicted controlling stockholder transaction and obtain protections for the DVMT stockholders, otherwise the Board’s decisions will be reviewed under the entire fairness standard. Particularly because a forced IPO conversion would result in irreparable harm to DVMT stockholders, we also believe that any transaction that fails to include minority stockholder safeguards will be exposed to an injunction and/or substantial damages.

Importantly, against the backdrop of DVMT stockholders rejecting the proposed DVMT merger transaction, it will be very difficult not to conclude that the forced IPO conversion was pursued in retaliation against DVMT stockholders. Given the fact that in one recent discussion, a very reputable stockholder told us that Goldman Sachs, one of Dell’s advisors, has been telling stockholders that (and I paraphrase) “…the IPO could be for a small number of shares and who knows how that will trade…”, Dell’s and Silver Lake’s current vote solicitation activities already appear to be tainted by coercion. In my view, this is obviously another threat to take advantage of DVMT stockholders who do not understand that an IPO is nearly impossible! Dell, Silver Lake and Goldman Sachs should all absolutely understand that Delaware jurisprudence has developed to protect minority stockholders from coercive controlling stockholders, and I strongly believe, as do my lawyers, that the Delaware courts will protect DVMT stockholders from Dell’s and Silver Lake’s coercive actions. Even if we fail to obtain an injunction, we believe we would have valid claims for substantial damages, which Dell would have to defend under entire fairness, for many years, which is not something either Dell or the Board will want to do. Suffice it to say, we believe it is obvious that the threat of a forced IPO conversion is empty, no matter what they say.

Continuing the “Status Quo” – Another Empty Threat

Another threat Dell has made is that they will do nothing and will continue with the “status quo”. But this is ridiculous! Time is Dell’s enemy and our friend! As time goes on, we expect Dell’s very cyclical business to be basically stagnant or to decline, while VMware’s business should continue to grow and become more profitable. This dynamic will largely put our 50% economic ownership in VMware out of their reach. We therefore believe that Dell purchasing the Tracker is a “must have” for Dell. Today Dell, ex-VMware, is a mundane highly-levered hardware company that will only face greater disruption and competition. The combination of high leverage and the cyclicality of Dell’s business means that it is possible that Dell’s cash flow may be severely impaired by any downturn in its business, making it very important for them to get control of VMware’s more stable recurring cash flow. Dell has over $46 billion in gross debt, and its recent debt paydown has substantially relied on cash generation from asset sales and working capital, instead of operating income. To continue paying down debt, we believe that Dell has a more pressing need for VMware’s cash flow than management would have you believe.

It is our strong opinion that capturing the discount is only the first step in Dell’s grand expropriation of value. As astute technology investors, we believe that Michael Dell and Silver Lake perceive that VMware is right at the beginning of a multi-year inflection point. As its fast-growing network and cloud solutions gain scale, we believe VMware is likely to experience the business nirvana of both accelerating growth and expanding margins. We believe this could result in over $12 per share of free-cash flow generation in a few years, and a stock price of potentially over $250 per share.6 Clearly Michael Dell and Silver Lake take us for fools if they think that we would exchange this future value potential for only $94 per share.

THE Next Steps

We believe Dell’s next step will be to modestly increase the deal price in an attempt to receive voting commitments from those willing to sell at a discount, just not as large as the current 36% discount. We strongly believe that DVMT stockholders should not consider accepting any discount, but if they do, in no event should that discount be greater than the 0 to 10% discount that was assumed when the DVMT Tracker was first issued. Even then, note, I merely say “consider.”

Despite the numerous arguments I have made to explain why DVMT stockholders should not accept Dell’s proposed deal, or for that matter, even a new deal unless it contains a very, very substantial increase, I understand that some DVMT stockholders may want to exit their investment and accept an improved offer. For that reason, and in preparation for the possible announcement of an improved offer, I am considering several options. I believe that if Dell does raise the offer, it will be important to provide liquidity to the DVMT stockholders that want to sell, while also protecting the DVMT stockholders that do not want to sell from being forced out in a merger. In my opinion the best way to balance these competing interests would be to offer a competing partial bid that provides partial liquidity without forcing a merger. As such, I intend to continue evaluating this idea and determine whether other interested parties, including financing sources, may want to participate in, or finance, a transaction of this nature.

VOTE AGAINST THE PROPOSED DVMT MERGER!

In conclusion, I firmly believe Dell and Silver Lake are trying to capture $11 billion of value that rightly belongs to us, the DVMT stockholders. As such, I intend to do everything in my power to STOP this proposed DVMT merger. In my opinion, it is better to have peace than war, but be assured, I still enjoy a good fight for the right reasons, and in the current situation, I do not see peace arriving quickly! Stay tuned!

Sincerely,

Carl C. Icahn

6 Cash flow projections based on Bank of America Merrill Lynch report, dated July 16, 2018. FCF valuation multiple based on comparable company analysis, including MSFT, RHT and CTXS.

Additional Information and Where to Find it; Participants in the Solicitation

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE CLASS V STOCKHOLDERS OF DELL TECHNOLOGIES INC. WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO CLASS V STOCKHOLDERS OF DELL TECHNOLOGIES INC. AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV, OR UPON REQUEST OF OUR PROXY SOLICITOR, HARKINS KOVLER, LLC, BY TELEPHONE AT +1 (212) 468-5380 OR BY EMAIL AT DVMT@HARKINSKOVLER.COM. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 14A FILED BY CARL C. ICAHN AND HIS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 2018. EXCEPT AS OTHERWISE DISCLOSED IN THE SCHEDULE 14A, THE PARTICIPANTS HAVE NO INTEREST IN DELL TECHNOLOGIES INC.

IMPORTANT DISCLOSURE INFORMATION

THIS LETTER CONTAINS OUR CURRENT VIEWS ON THE VALUE OF SECURITIES OF DELL TECHNOLOGIES INC. AND VMWARE, INC.OUR VIEWS ARE BASED ON OUR OWN ANALYSIS OF PUBLICLY AVAILABLE INFORMATION AND ASSUMPTIONS WE BELIEVE TO BE REASONABLE. THERE CAN BE NO ASSURANCE THAT THE INFORMATION WE CONSIDERED AND ANALYZED IS ACCURATE OR COMPLETE. SIMILARLY, THERE CAN BE NO ASSURANCE THAT OUR ASSUMPTIONS ARE CORRECT. THE ACTUAL PERFORMANCE AND RESULTS OF DELL TECHNOLOGIES INC. AND/OR VMWARE, INC. MAY DIFFER MATERIALLY FROM OUR ASSUMPTIONS AND ANALYSIS.

WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD-PARTY TO INCLUDE THEIR INFORMATION IN THIS LETTER. ANY SUCH INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN.

OUR VIEWS AND OUR HOLDINGS COULD CHANGE AT ANY TIME. WE MAY SELL ANY OR ALL OF OUR LONG POSITIONS, OR INCREASE OUR LONG EXPOSURE BY PURCHASING ADDITIONAL SECURITIES. WE MAY TAKE ANY OF THESE OR OTHER ACTIONS REGARDING DELL TECHNOLOGIES, INC. AND/OR VMWARE, INC. WITHOUT UPDATING THIS LETTER OR PROVIDING ANY NOTICE WHATSOEVER OF ANY SUCH CHANGES (EXCEPT AS OTHERWISE REQUIRED BY APPLICABLE LAW).

THE INFORMATION CONTAINED ABOVE IS NOT AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE AND DOES NOT PURPORT TO BE AND DOES NOT EXPRESS ANY OPINION AS TO THE PRICE AT WHICH THE SECURITIES OF DELL TECHNOLOGIES INC. OR VMWARE, INC. MAY TRADE AT ANY TIME. THE INFORMATION AND OPINIONS PROVIDED ABOVE SHOULD NOT BE TAKEN AS SPECIFIC ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. INVESTORS SHOULD MAKE THEIR OWN DECISIONS REGARDING DELL TECHNOLOGIES INC. AND VMWARE, INC. AND THEIR PROSPECTS BASED ON SUCH INVESTORS’ OWN REVIEW OF PUBLICALLY AVAILABLE INFORMATION AND SHOULD NOT RELY ON THE INFORMATION CONTAINED ABOVE. NEITHER CARL C. ICAHN NOR ANY OF HIS AFFILIATES ACCEPTS ANY LIABILITY WHATSOEVER FOR ANY DIRECT OR CONSEQUENTIAL LOSS HOWSOEVER ARISING, DIRECTLY OR INDIRECTLY, FROM ANY USE OF THE INFORMATION CONTAINED ABOVE.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this letter are forward-looking statements including, but not limited to, statements that are predictions of or indications of future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. Forward- looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this letter include, among other things, the factors identified under the sections entitled “Risk Factors” in Dell Technologies Inc.’s and VMware, Inc.’s Annual Reports on Form 10-K for the year ended December 31, 2017 as well as the factors identified in Dell Technologies Inc’s and VMware, Inc.’s other public filings. Such forward-looking statements should therefore be considered in light of such factors, and we are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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